Seward & Kissel LLP
                               1200 G Street, N.W.
                             Washington, D.C. 20005
                            Telephone: (202) 737-8833
                            Facsimile: (202) 737-5184
                                 www.sewkis.com


                                        October 5, 2006

VIA EDGAR

Ms. Linda Stirling
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

         Re:       Alliance World Dollar Government Fund II, Inc.
                   Proxy Statement
                   File No. 811-07732
                   -----------------------------------------------

Dear Ms. Stirling:

     This letter responds to comments of the staff (the "Staff") of the Securities and Exchange Commission (the "SEC") to the Pre 14A Proxy Statement filing for Alliance World Dollar Government Fund II, Inc. (the Fund) regarding the elimination of one of the Fund's fundamental investment policies as provided orally to Kathleen Clarke and Young Seo of this office on September 25, 2006. The Staff's comments and our responses are discussed below.(1)

-----------------------
(1) Capitalized terms have the same meaning as in the Proxy Statement unless otherwise defined.



Comment 1:     Disclosure  regarding the dissenters' right of appraisal required under Item 3 of Schedule 14A is missing.

Response:      We believe that a disclosure  regarding the dissenters'  right of appraisal is required only when such a right exists under applicable legal and regulatory requirements. We have not revised the proxy statement in response to this comment because, under applicable legal and regulatory requirements, such a right does not exist in relation to a voting on elimination of a fund's fundamental investment policy.

Comment 2:     Disclosure  regarding voting securities  required under Item 6(a)
               of Schedule 14 A is missing.

Response:      We have revised the proxy statement in response to this comment.

Comment 3:     Disclosure  regarding security  ownership of management  required under Item 6(d) of Schedule 14A is missing.

Response:      We have revised the proxy statement in response to this comment.

Comment 4:     Disclosure regarding the Fund's administrator required under Item
               22(a)(3)(i) of Schedule 14A is missing.

Response:      We have revised the proxy statement in response to this comment.
                                                     * * *

     We hereby acknowledge that (i) the Fund is responsible for the adequacy and accuracy of the disclosures in the filings; (ii) Staff comments or changes to disclosures in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and
(iii) a Fund may not assert Staff comments as a defense in any proceedings initiated by the SEC or any person under the federal securities laws of the United States.

     If you have any additional comments or questions, please contact Kathleen Clarke or the undersigned at (202) 737-8833.

                                        Sincerely,



                                        /s/ Young Seo

cc:     Andrew L. Gangolf, Esq.
        Christina A. Morse, Esq.
        Kathleen K. Clarke, Esq.


00250.0209 #706362